Filed pursuant to Rule 424(b)(3)
File No. 333-249684

PIMCO Dynamic Credit and Mortgage Income Fund

(the “Fund”)

Supplement dated November 19, 2021 to the Fund’s Prospectus, Statement of Additional Information and Prospectus Supplement, each dated October 27, 2020, as supplemented

The previously-announced contemplated reorganizations of each of the Fund and PIMCO Income Opportunity Fund (“PKO”) with and into PIMCO Dynamic Income Fund (“PDI”) are currently expected to be consummated following the scheduled close of regular trading on the New York Stock Exchange (“NYSE”) on December 10, 2021, subject to PIMCO’s market outlook and operational considerations, the satisfaction of applicable regulatory requirements and customary closing conditions. Upon consummation of the reorganizations, PDI will acquire all of the assets and assume of all the liabilities of the Fund in exchange for additional common shares of beneficial interest of PDI (“Merger Shares”), and the Fund’s common shareholders will receive Merger Shares (and cash in lieu of fractional Merger Shares, if any), based on the relative net asset value per common share (“NAV”) of the Fund and PDI as of the close of business on December 10, 2021.

In connection with the reorganizations, shares of the Fund are expected to cease trading on the NYSE following the close of regular trading on December 10, 2021. Shares of PDI, including the Merger Shares issued in connection with the reorganizations, will continue to trade on the NYSE upon the opening of regular trading on December 13, 2021. Following the reorganizations, PDI will continue to be managed in accordance with its existing investment objectives and strategies. PDI seeks current income and capital appreciation by utilizing a dynamic asset allocation strategy among multiple sectors of the global credit markets.

For more information regarding the Fund or the Reorganizations, please call 844-337-4626. The proxy statement/prospectus relating to the Reorganizations is also available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the most recent Fund prospectus carefully, available for free on PIMCO’s website (https://www.pimco.com/), before making any investment decisions.

Investors Should Retain This Supplement for Future Reference

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